June 5, 2017

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Holding Ltd.

Registration Statement on Form S-1

File No. 333-218163

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Goldman Sachs & Co. LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters, hereby join in the request of Athene Holding Ltd. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern time, on June 6, 2017 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
WELLS FARGO SECURITIES, LLC

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene

	Name:	Adam Greene
	Title:	Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

	Name:	Victoria Hale
	Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jonathan Zobel

	Name:	Jonathan Zobel
	Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman

	Name:	David Herman
	Title:	Director

[Signature Page — Acceleration Request]